Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2012	2011		2010		2009		2008
Earnings:
Pretax income (loss) excluding income or loss from equity investments	$(1,102,837)	$52,825		$133,331		$(22,643)		$351,364
Adjustments:
Fixed charges	344,042	293,106		153,467		118,075		99,562
Distributed income from equity investments	5,342	19,360		9,917		5,164		2,167
Capitalized interest, net of amortization	19,163	2,113		4,417		3,143		(8,351)
Arch Western Resources, LLC dividends on preferred membership interest	(72)	(91)		(107)		(58)		(107)
Total earnings (loss)	$(734,362)	$367,313		$301,025		$103,681		$452,986
Fixed charges:
Interest expense	$317,626	$230,186		$142,549		$105,932		$76,139
Capitalized interest	15,625	1,937		—		824		11,703
Bridge financing costs related to ICG	—	49,490		—		—		—
Arch Western Resources, LLC dividends on preferred membership interest	72	91		107		58		107
Portions of rent which represent an interest factor	10,719	11,402		10,811		11,261		11,613
Total fixed charges	$344,042	$293,106		$153,467		$118,075		$99,562
Preferred stock dividends	$—	$—		$—		$—		$12
Total fixed charges and preferred stock dividends	$344,042	$293,106		$153,467		$118,075		$99,574

Ratio of earnings to combined fixed charges and preference dividends	N/A	1.25	x	1.96	x	0.88	x	4.55	x

Earnings consist of income from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.